SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated December 9, 2015: Informs resignation of Members and Alternate Members of the Board of Directors

FREE TRASLATION FOR IMMEDIATE RELEASE Buenos Aires, December 9 th, 2015

Comisión Nacional de Valores

Dear Sirs,

RE.: Informs resignation of Members and Alternate Members of the Board of Directors. Article 3, section 3, Chapter I, Title XII of the Comisión Nacional de Valores´ Rules

I am writing to you as Chairman of Telecom Argentina S.A (‘Telecom Argentina’ or the ‘Company’) to inform you, according to the Rules of reference, that today the Company received resignation letters, due to personal reasons, of the following Members and Alternate Members of the Board of Directors:

Members of the Board of Directors: Mariana Laura Gonzalez, Federico Horacio Gosman and Esteban Ariel Santa Cruz.

Alternate Members of the Board of Directors: Verónica Daniela Alvarez, Juan Massolo, Eduardo Pablo Guillermo Setti.

Mr. Federico Horacio Gosman is also a member of the Audit Committee.

The Board of Directors will consider the resignations submitted by the referred directors and Mr. Gosman´s replacement as member of the Company´s Audit Committee in the next meeting to be held on December 17th, 2015.

Sincerely,

Telecom Argentina S.A.

/s/ Oscar C. Cristianci
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 9 th, 2015	By:	/s/ Oscar C. Cristianci
	Name:	Oscar C. Cristianci
	Title:	Chairman